FundX Investment Trust
235 Montgomery Street, Suite 1049
San Francisco, California 94104-3008

January 26, 2017

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	FundX Investment Trust (the “Trust”) SEC File Numbers: 333-194652; 811-22951

Dear Ms. Larkin:

This correspondence is being filed in response to your December 16, 2016 and December 20, 2016 comments provided to Lillian Kabakali of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 10 to its registration statement.  PEA No. 10 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”) of Form N-1A, on November 15, 2016 and would have automatically become effective on January 14, 2017.  PEA No. 10 was filed for the primary purpose of responding to Staff comments with respect to correspondence filed by the Trust on November 14, 2016 for a new series of the Trust, the FundX Sustainable Impact Fund (the “Fund”).  PEA No. 11 was filed pursuant to Rule 485(b) of the 1933 Act as amended, on January 13, 2017, for the sole purpose of designating January 31, 2017 as the new effective date for PEA No. 10.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

* * * * * *

PROSPECTUS

1.
With respect to the sentence describing the Fund’s 80% investment policy, in the section entitled “Principal Investment Strategies” on Page 4 of the Prospectus, please consider breaking up the sentence into two separate sentences as follows: “The Sustainable Impact Fund seeks to invest substantially all and, under normal circumstances, at least 80% of its net assets, including borrowings for investment purposes, in sustainable impact investments.  The Sustainable Impact Fund will invest in Underlying Funds, which the Advisor identifies as sustainable, defined as:

•	Underlying Funds that self-identify as socially responsible impact (“SRI”) funds or environmental, social and governance (“ESG”) funds (collectively, “SRI Funds”); and

•	Underlying Funds with portfolios that have an above-average ESG Rating.”

In addition, please consider making a corresponding change to the sentence describing the Fund’s 80% investment policy in the section entitled “Principal Investment Strategies” on Page 8 of the Prospectus.

The Trust responds by revising the disclosure on Page 4 of the Prospectus, as follows:

The Sustainable Impact Fund seeks to invest substantially all and, under normal circumstances, at least 80% of its net assets, ~~including~~ plus borrowings for investment purposes, in sustainable impact investments.  The Sustainable Impact Fund will invest in Underlying Funds, which the Advisor identifies as sustainable, defined as:

•	Underlying Funds that self-identify as socially responsible impact (“SRI”) funds or environmental, social and governance (“ESG”) funds (collectively, “~~SRI~~ ESG Funds”); and

•
Underlying Funds that have an above-average ESG rating (“ESG Rating”), as calculated by the Advisor using Morningstar Portfolio Sustainability Scores, as described below ~~Underlying Funds with portfolios that have an above-average ESG Rating~~.

In addition, the Trust responds by revising the disclosure on Page 8 of the Prospectus, as follows:

The Sustainable Impact Fund seeks to invest substantially all and, under normal circumstances, at least 80% of its net assets, ~~including~~ plus borrowings for investment purposes, in sustainable impact investments.  The Sustainable Impact Fund will invest in Underlying Funds, which the Advisor identifies as sustainable, defined as:

•	Underlying Funds that self-identify as ~~SRI~~ ESG Funds; and

•
Underlying Funds that have an above-average ESG Rating, as calculated by the Advisor using Morningstar Portfolio Sustainability Scores, as described below ~~Underlying Funds with portfolios that have an above-average ESG Rating~~.

2.
With respect to the Fund’s 80% investment policy, as described in the first bullet point within the section entitled “Principal Investment Strategies” on Page 4 and Page 8 of the Prospectus, please add disclosure to the Prospectus, which describes the Advisor’s screening process for self-identifying ESG Funds.  Please consider how the Advisor determines that a self-identifying ESG Fund, which does not have an 80% sustainable investment policy, is an appropriate investment for the Fund and should be counted towards the Fund’s 80% investment policy bucket.

The Trust responds by adding the following disclosure to Page 5 of the Prospectus:

ESG Funds

The Advisor employs a process of assessing Underlying Funds that self-identify as ESG Funds.  The Advisor reviews an Underlying Fund’s policies, actions and effectiveness with respect to the Underlying Fund’s use of proxy votes and access to corporate management.  The Advisor evaluates how an Underlying Fund uses proxy votes and access to corporate management to improve resource utilization, reign in excessive executive compensation, address climate change and other environmental, social and governance concerns.  This process may include interviews with an Underlying Fund’s management and an examination of an Underlying Fund’s proxy voting records, prospectus and other published reports.  The Advisor approves a select group of these ESG Funds for potential inclusion in the Sustainable Impact Fund’s portfolio regardless of their ESG Rating.

In addition, the Trust responds by adding the following disclosure to Page 9 of the Prospectus:

ESG Funds

The Advisor employs a process of assessing Underlying Funds that self-identify as ESG Funds.  The Advisor reviews an Underlying Fund’s policies, actions and effectiveness with respect to the Underlying Fund’s use of proxy votes and access to corporate management.  The Advisor evaluates how an Underlying Fund uses proxy votes and access to corporate management to improve resource utilization, reign in excessive executive compensation, address climate change and other environmental, social and governance concerns.  This process may include interviews with an Underlying Fund’s management and an examination of an Underlying Fund’s proxy voting records, prospectus and other published reports.  The Advisor approves a select group of these ESG Funds for potential inclusion in the Sustainable Impact Fund’s portfolio regardless of their ESG Rating.

3.
With respect to the “third-party data providers” that are referenced in the second paragraph of the section entitled “Principal Investment Strategies” on Page 4 and Page 8 of the Prospectus, please confirm whether the Advisor will be relying solely on these third-party data providers with respect to the screening of environment, social and governance (“ESG”) factors or whether the Advisor will be performing its own independent screening process with respect to ESG factors of Underlying Funds.  If the Advisor will be relying solely on the third-party data providers, please add disclosure to the Prospectus, which describes with specificity the third-party data providers who will be providing research and data, including specific names of the third-party data providers intended to be utilized.  In addition, please add disclosure to the Prospectus, which describes the method of research, form of data and/or the ratings provided by the third-party data providers.  If the Advisor will be performing its own independent screening process with respect to ESG factors of Underlying Funds, please add disclosure to the Prospectus, which describes with specificity the Advisor’s screening process for ESG factors of Underlying Funds.

The Trust responds by confirming that the Advisor will be relying on Morningstar as a third-party data provider.

In addition, the Trust responds by stating that the section entitled “Principal Investment Strategies” on Page 4 and 5 of the Prospectus has been revised as requested.  Please refer to Appendix A to this response letter, which contains the revised disclosure.  In addition, a redline version of the section entitled “Principal Risks” on Pages 5 and 6 of the Prospectus has also been included for your review.

In addition, the Trust responds by stating that the section entitled “Principal Investment Strategies” on Page 8 and 9 of the Prospectus has been revised as requested.  Please refer to Appendix B to this response letter, which contains the revised disclosure.  In addition, a redline version of the section entitled “Principal Risks” on Pages 12 through 16 of the Prospectus has also been included for your review.

4.
With respect to the “third-party data providers” that are referenced in the second paragraph of the section entitled “Principal Investment Strategies” on Page 4 and Page 8 of the Prospectus, please explain supplementally in your response letter, why the Advisor may determine it is appropriate to change from using one third-party data provider to using another third-party data provider.

The Trust responds by stating that ESG and sustainability analysis is a fast-evolving area, and the Advisor expects more in-depth reporting and greater transparency from Morningstar and other third-party data providers.  The Advisor will periodically evaluate Morningstar’s services in relation to other third-party data provider services that are available.  The Advisor may determine it is appropriate to change its current third-party data provider when the Advisor becomes aware that an alternate third-party data provider can offer any or all of the following:
•	more timely information
•	more comprehensive coverage
•	more effective analysis
•	greater transparency in its methodology
•	more useful or better formatted information
•	greater credibility within the ESG investing community
•	Morningstar stops providing the data
•	substantially better pricing for comparable data

* * * * * *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Lillian Kabakali at (626) 914‑7372.

Sincerely,

/s/ Jason Browne

Jason Browne
President, FundX Investment Trust

cc: Steven G. Cravath, Cravath & Associates, LLC